UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSON
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 14) (1)*




                            Reebok International Ltd.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                    758110100

                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                  13G


------------- ------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON

              Phyllis Fireman

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)        [   ]
             (b)        [ X ]

              Mrs. Fireman is the wife of Paul Fireman, who owns 5,749,036 shares and who files separately.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3.       SEC USE ONLY


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                            USA
------------- ------------------------------------------------------------------
------------------------- ------------- ----------------------------------------
                          5.            SOLE VOTING POWER
       NUMBER OF
         SHARES                         3,862,931
      BENEFICALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                          6.            SHARED VOTING POWER

                                        1,365,000 (Represents shares held in a
                                        charitable trust of which
                                        Mr. and Mrs. Fireman are joint trustees)
------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                          7.            SOLE DISPOSITIVE POWER

                                        3,862,931
------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                          8.            SHARED DISPOSITIVE POWER

                                        2,549,071
------------------------- ------------- ----------------------------------------
------------- ------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

              6,412,002 (Includes 1,365,000 shares held in a charitable trust of which Mr. and Mrs. Fireman are joint trustees.)


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES
              [X]

              The aggregate amount excludes 5,749,036 shares owned by Mr. Fireman, who files separately.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                10.9%

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON

                                  IN
------------- ------------------------------------------------------------------



                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).        Name of Issuer:

                  Reebok International Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1895 J.W. Foster Boulevard
                  Canton, MA  02021

Item 2(a).        Name of Person Filing:

                  Phyllis Fireman

Item 2(b).        Address or Principal Business Office or, if None, Residence:

                  1895 J.W. Foster Boulevard
                  Canton, MA  02021

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  758110100

Item 3.

                  Not applicable.

Item 4.           Ownership

(a)               Amount Beneficially Owned:

                  6,412,002

(b)               Percent of Class:

                  10.9%

(c)               Number of shares as to which such person has:

(i)               sole power to vote or to direct the vote:

                  3,862,931


(ii)              shared power to vote or to direct the vote:

                  1,365,000

(iii)             sole power to dispose or to direct the disposition of:

                  3,862,931

(iv)              shared power to dispose or to direct the disposition of:

                  2,549,071

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of the Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification

                  Not applicable.


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       By:       /s/ Phyllis Fireman
                                                 Signature

                                                 Phyllis Fireman
                                                 Name/Title

                                                 February 14, 2002
                                                 Dated